Form 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

Levon Resources Ltd. (the “Company”)
400 – 455 Granville Street
Vancouver, British Columbia  V6C 1T1

Item 2	Date of Material Change

State the date of the material change.

March 27, 2009

Item 3	News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

March 27, 2009

The news release was released to the TSX Venture Exchange and through various other approved public media and was SEDAR filed with the British Columbia, Alberta and Ontario Securities Commissions.

Item 4	Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announces the closing of its non-brokered private placement offering (the “Offering”) of 5,000,000 units (the “Units”) for a gross proceeds of $250,000 as originally announced on February 9, 2009.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

The Company announces the closing of its Offering of 5,000,000 Units for a gross proceeds of $250,000.
Each unit consists of one common share and one share purchase warrant at a price of $0.05 per unit.  Each share purchase warrant is exercisable for an additional common share at $0.15 for the 1st year and $0.25 for the 2nd year, expiring on March 27, 2011.

Shares and warrants issued under the Offering are subject to a four-month hold period expiring on July 27, 2009.

No finder’s fee, commission, or any other compensation has been paid or is payable.

Funds realized will primarily be used to assist the Company in its negotiations and due diligence of potential projects and acquisitions.

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5.2	Disclosure for Restructuring Transactions

Not applicable

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7	Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

Not applicable.

Item 8	Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

To obtain further information, contact Mr. Ron Tremblay, President of the Company at (604) 682-3701.

Item 9	Date of Report

March 27, 2009